SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended 11 December 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

      ---------------           ----------------

11 December 2017

BP p.l.c.
Third quarter interim dividend for 2017
Payments of dividends in sterling

On 31 October 2017, the Directors of BP p.l.c. announced that the interim dividend for the third quarter 2017 would be US$0.10 per ordinary share (US$0.60 per ADS). This interim dividend is to be paid on 21 December 2017 to shareholders on the share register on 10 November 2017. The dividend is payable in cash in sterling to holders of ordinary shares and in US dollars to holders of ADSs. A scrip dividend alternative has been made available for this dividend allowing shareholders to elect to receive their dividend in the form of new ordinary shares and ADS holders in the form of new ADSs.

Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 5 to 8 December 2017 (£1 = US$1.34346). Accordingly, the amount of sterling dividend payable in cash on 21 December 2017 will be:

7.4435 pence per share.

Details of the third quarter 2017 dividend and timetable are available at www.bp.com/dividends and details of the Scrip Dividend Programme are available at www.bp.com/scrip.

Dated: 11 December 2017

BP p.l.c.
(Registrant)

/s/ D.J. JACKSON
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D.J. JACKSON
Company Secretary